October 10, 2018

Mr. Robert Starr
Chief Financial Officer
Kaman Corporation
1332 Blue Hills Avenue
Bloomfield, Connecticut 06002

       Re: Kaman Corporation
           Form 10-K for the Year Ended December 31, 2017
           Filed February 27, 2018
           File No. 1-35419

Dear Mr. Starr:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing and
                                                          Construction